UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s) Collins, Jennifer A. 1696 Portland
   Ave


   St. Paul, MN 55104
2. Issuer Name and Ticker or Trading Symbol MEDTOX SCIENTIFIC, INC. (TOX)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year 01/03
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) V.P. & Laboratory Director
7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     1,757          D  Direct
Restricted Stock                              05/01/00    A        2,420 (1)     A                              D  Direct
Restricted Stock                              01/01/02    A        1,100 (1)     A                              D  Direct
Restricted Stock                              01/16/03    A        2,000 (1)     A               5,520          D  Direct

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $10.2727        01/01/02       A         2,750                             01/01/02 (2) 01/01/12
to buy)
Non-Qualified Stock Option     $5.9318         08/13/99       A         6,112                             08/13/99 (2) 08/13/09
(right to buy)
Non-Qualified Stock Option     $7.1591         03/01/98       A         1,834                             03/01/98 (2) 03/01/08
(right to buy)

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  01/01/02  Common Stock                   2,750                     2,750         D   Direct
to buy)
Non-Qualified Stock Option     08/13/99  Common Stock                   6,112                     6,112         D   Direct
(right to buy)
Non-Qualified Stock Option     03/01/98  Common Stock                   1,834                     1,834         D   Direct
(right to buy)

Explanation of Responses:

(1)
2,420 shares vest on 5/1/03
1,100 shares vest on 1/1/05
2,000 shares vest on 1/16/06
(2)
Options vest daily beginning on DATE EXERCISABLE and continue vesting over a 3 year period.

SIGNATURE OF REPORTING PERSON
/S/ Collins, Jennifer A.
DATE 01/20/03